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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                             VirtualFund.com, Inc.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   517919106
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                                 (CUSIP Number)

                                 Eric O. Madson
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                               2800 LaSalle Plaza
                               800 LaSalle Avenue
                           Minneapolis, MN 55402-2015
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 August 1, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 517919106                                                 Page 2 of 5

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         (1)      Name of Reporting Person/I.R.S. Identification Nos. of Above
                  Persons (Entities Only)

                         Edward S. Adams
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         (2)      Check the Appropriate Box if a Member of a Group       (a)[_]
                                                                         (b)[_]
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         (3)      SEC Use Only
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         (4)      Source of Funds                                        PF
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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     [_]
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         (6)      Citizenship or Place of Organization

                  United States
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Number of         (7)      Sole Voting Power           963,000 shares
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power         N/A
Owned by          --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power      963,000 shares
ing Person        --------------------------------------------------------------
With              (10)     Shared Dispositive Power    N/A
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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           963,000 shares
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         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                         [_]
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         (13)     Percent of Class Represented by Amount in Row (11)     6.2%
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         (14)     Type of Reporting Person (See Instructions)            IN
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CUSIP No. 517919106                                                 Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, (the "Common Stock"), of VirtualFund.com, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 6462 City West Parkway, Suite 175, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      Edward S. Adams

(b)      701 Xenia Avenue South, Suite 130, Golden Valley, Minnesota 55416

(c) The Reporting Person is the Chief Executive Officer, President and Treasurer of, and is a stock broker with, Equity Securities Investments, Inc. ("Equity"), a Minnesota corporation. Equity's principal business address is 701 Xenia Avenue South, Suite 130, Golden Valley, Minnesota 55416.

(d) The Reporting Person has not been convicted in a criminal proceeding during the past five years.

(e) During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 1, 2001, the Reporting Person acquired an aggregate of 488,000 shares of Common Stock of the Issuer, at a purchase price of $0.15 per share, through two privately-negotiated transactions. The Reporting Person acquired the securities with personal investment funds.

         The Reporting Person also has the right to acquire beneficial ownership, within sixty days, of an aggregate of 475,000 shares of Common Stock through the exercise of stock options granted to the Reporting Person by the Issuer in connection with his services as a board member of, and consultant to, the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired the securities for investment purposes. The Reporting Person currently has no present plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).
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CUSIP No. 517919106                                                 Page 4 of 5

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) The Reporting Person beneficially owns, and has the sole power to vote and dispose of, an aggregate of 963,000 shares of Common Stock of the Issuer, which constitutes approximately 6.2% of the issued and outstanding shares of Common Stock of the Issuer. Of the 963,000 shares, 475,000 shares are shares of Common Stock that the Reporting Person has the right to acquire within sixty days upon exercise of stock options.

         (c) On August 1, 2001, the Reporting Person acquired 488,000 shares of Common Stock of the Issuer through two privately-negotiated transactions. The purchase price was $0.15 per share.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangement, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.
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CUSIP No. 517919106                                                 Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 13, 2001                               /s/ Edward S. Adams
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                                                       (Signature)